Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2001 THIRD QUARTER EARNINGS

PARADISE ISLAND, The Bahamas, November 5, 2001 – Sun International Hotels Limited (NYSE: SIH) reported a net loss for the quarter of $7.5 million, before pre-opening expenses, real estate sales, restructuring and refinancing costs, compared to recurring earnings of $9.2 million in the same period last year. The loss per share for the period, excluding the above items, was $0.28, compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.10 for the same period last year.

Including the non-recurring items referred to above, the Company recorded a loss in the quarter of $11.7 million, compared to net income of $12.4 million for the same period last year.

The reduction in profitability was primarily due to the dramatic effects on occupancies at Atlantis, Paradise Island, in September after September 11.

Paradise Island

The Company’s Paradise Island operations generated EBITDA of $14.3 million, a 38% decline compared to the $23.2 million that was achieved during the same period last year. The Paradise Island businesses performed very well during July and August. Atlantis achieved an average occupancy of 92% for these two months and an increase of 25% in EBITDA over the same period last year.

In September, which is traditionally slower after Labor Day in the United States, Atlantis’ average occupancy was 35%, compared to 68% in the same month last year. Based on the significant reduction in business volumes in September, following September 11, a series of actions were taken at the property in order to reduce operating costs. Daily call volumes received by the Company’s in-house tour operator, which fell by more than 70% following September 11, have improved quite significantly, although remain below year ago levels.

Results at the Ocean Club were similarly affected by the events of September 11, with the property achieving an occupancy of 57% for the quarter compared to 78% for the same period last year.

Connecticut

The Mohegan Sun opened the first phase of its $960 million “Project Sunburst” expansion on September 25, 2001, which was one week ahead of schedule. The new “Casino of the Sky” adds over 80 additional table games, over 2,500 new slot machines, the “Shops at Mohegan Sun”, a 10,000-seat events center, and further restaurant facilities. The final phase of the project will also feature a 1,200-room luxury hotel and a 100,000-square foot convention center, which are both expected to open in April 2002.

The Mohegan Sun Casino recorded growth of 7% in gross operating revenues over the same period last year, as gross revenues for the quarter were $233.3 million compared to $218.2 million in the same period last year. The gross win per slot machine per day for the quarter was $456, versus $535 for the same period last year, when neither the “Casino of the Sky” nor the “Hall of the Lost Tribes” smoke-free slot room had been opened, which together added over 3,100 new slot machines to the casino floor.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company’s share of Trading Cove Associate’s net income from Mohegan Sun was $7.1 million for the quarter compared to $5.0 million in the prior year.

Other Resort Operations

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties were impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $1.0 million from these other resort operations in the quarter, compared to $1.3 million in the comparable quarter last year.

Internet Gaming

The Company’s Internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, one of the most credible jurisdictions to regulate Internet gaming, despite stiff competition from many major land-based casino operators.

The Company’s Internet gaming test site, www.AmbassadorCasino.com which went live early in July 2001 in a test mode, is designed to exclude play from countries where Internet gaming is unlawful, including the United States, and to prevent under-age access to the site. The Company will monitor the progress of the site with the intention of launching a fully-fledged operation later this year. The costs related to the test site have been expensed as pre-opening expenses.

Financing

In August, the Company successfully issued $200 million of 8-7/8% Senior Subordinated Notes due 2011. The proceeds were used to repay a portion of the loans outstanding under the Company’s revolving credit facility.

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air aquarium. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached.)

                               Sun International Hotels Limited
                       Condensed Consolidated Statements of Operations
                       (In Thousands of Dollars Except Per Share Data)
                                         (Unaudited)

                                                         For the Three Months              For the Nine Months
                                                         Ended September 30,               Ended September 30,
                                                     ----------------------------     -----------------------------
                                                           2001           2000              2001           2000
                                                     -------------  -------------     -------------  -------------
 Revenues:
      Casino and resort revenues                         $ 99,453      $ 186,736         $ 387,399       $ 585,999
      Less: promotional allowances                         (4,146)       (11,721)          (18,610)        (40,466)
                                                     -------------  -------------     -------------  --------------
                                                           95,307        175,015           368,789         545,533
      Tour operations                                       7,735          8,058            28,446          23,984
      Management and other fees                             8,460          8,031            26,783          24,701
      Real estate related                                   2,014          9,413             9,771         105,504
      Other                                                 1,096            773             2,860           2,231
                                                     -------------  -------------     -------------  --------------
                                                          114,612        201,290           436,649         701,953
                                                     -------------  -------------     -------------  --------------
 Expenses:
      Casino and resort expenses                           61,886        114,581           202,465         342,995
      Tour operations                                       7,019          6,997            25,060          21,444
      Selling, general and administrative                  20,166         27,004            62,794          78,059
      Real estate related                                     554          4,845             2,865          30,739
      Corporate expenses                                    5,498          6,444            17,711          18,636
      Depreciation and amortization                        13,937         15,056            38,053          44,334
      Write-off of Desert Inn costs                             -              -                 -          11,202
      Transactions costs                                        -              -                 -           7,014
      Restructuring costs                                   1,200              -             1,200               -
      Pre-opening expenses                                    781          1,397             5,136           2,087
                                                     -------------  -------------     -------------  --------------
                                                           111,041        176,324           355,284         556,510
                                                     -------------  -------------     -------------  --------------

 Operating income                                           3,571         24,966            81,365         145,443
 Other income and expenses:
    Interest income                                         1,875            826             6,145           2,798
    Interest expense, net of capitalization               (11,195)       (10,361)          (38,031)        (33,681)
    Non-recurring interest expense                         (3,355)             -            (3,355)              -
    Equity in earnings (loss) of associated companies        (638)           753             2,166           1,767
    Other, net                                               (390)          (707)             (450)           (707)
                                                     -------------  -------------     -------------  --------------
 Income (loss) before income taxes                        (10,132)        15,477            47,840         115,620
 Provision for income taxes                                (1,612)        (3,103)           (4,566)         (5,436)
                                                     -------------  -------------     -------------  --------------
  Net income (loss)                                     $ (11,744)      $ 12,374          $ 43,274       $ 110,184
                                                     =============  =============     =============  ==============
 Diluted earnings (loss) per share                        $ (0.44)        $ 0.42            $ 1.55          $ 3.45
 Weighted average number of shares outstanding (1)         26,765         29,664            27,836          31,957

 (1)  Includes the effect of outstanding stock options.

                             Sun International Hotels Limited
                                     Summary Segment Data
                                        (In Millions)
                                         (Unaudited)

                                           For the Three Months         For the Nine Months
                                           Ended September 30,          Ended September 30,
                                        ---------------------------    -----------------------
                                             2001          2000           2001         2000
                                        -------------  ------------    ----------  -----------
 Paradise Island Operations
     Gross revenues (1)                       $ 99.5       $ 104.3       $ 387.4      $ 366.9
      Casino                                    23.0          26.8          96.8        101.4
      Hotel (2)                                 76.5          77.5         290.6        265.5

     EBITDA (3)                               $ 14.3        $ 23.2       $ 107.6      $ 107.4

     Atlantis
      Occupancy rate                             74%           84%           84%          87%
      Average room rate                        $ 224         $ 211         $ 258        $ 246

Resorts Casino Hotel
     Gross revenues                              $ -        $ 82.4           $ -      $ 219.1
      Casino                                       -          69.1             -        182.6
      Hotel                                        -          13.3             -         36.5

     EBITDA                                      $ -        $ 11.5           $ -       $ 20.7

(1)   The three month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $2.0 million and $9.4 million, respectively. The nine month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $9.8 million and $105.5 million, respectively.
(2)   Excludes results of the Company's wholly owned tour operator.
(3)   The three month period presented for 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of
      $1.5 million and $4.6 million , respectively, excludes pre-opening expenses of $-0- and $1.5 million, respectively, and excludes restructuring costs of $1.2 million and $-0-, respectively. The nine month period of 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $6.9 million and $74.8 million, respectively,  excludes pre-opening expenses of $1.6 million and $2.2 million, respectively, and excludes restructuring costs of $1.2 million and $-0-, respectively.